                                                         June 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:         Todd Schiffman

RE:      SCBT Financial Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed June 5, 2013

File No. 333-188089

Dear Mr. Schiffman:

            SCBT Financial Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 5:00 p.m., June 13, 2013, or as soon thereafter as practicable.

            In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please direct any questions regarding this request to Mathew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or Edward J. Lee of Wachtell, Lipton, Rosen & Katz at (212) 403-1155.  Thank you for your continued assistance.

Sincerely,

/s/ John C. Pollok

John C. Pollok
SCBT Financial Corporation

cc:        Robert R. Hill, SCBT Financial Corporation

            Matthew M. Guest, Wachtell, Lipton, Rosen & Katz